

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2021

Bradley Meader
Chief Financial Officer
Custom Truck One Source, Inc.
7701 Independence Ave.
Kansas City, MO 64125

> **Re: Custom Truck One Source, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 6, 2021**
> **File No. 333-255828**

Dear Mr. Meader:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Shagufa R. Hossain